SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D/A

(RULE 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS
FILED PURSUANT TO RULE 13d-1(a) AND
AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No. 14)*

Endesa, S.A.

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(Name of Issuer)

American Depositary Shares, each representing the right to receive one ordinary share, nominal value €1.20 each

Ordinary Shares, nominal value €1.20 each

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(Title of Class of Securities)

00029274F1

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(CUSIP Number)

ENEL Società per Azioni
Viale Regina Margherita 137
00198 Rome
Italy
Attention:  Department of Corporate Affairs

+39 06830 52783

Copy to:

Michael Wolfson

Simpson Thacher & Bartlett LLP

One Ropemaker Street
London EC2Y 9HU
+44 (0)207 275 6500

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(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

June 6, 2007

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(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  [  ]

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934, as amended (the “Act”), or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

06/06/2007 3:25 PM

SCHEDULE 13D

CUSIP NO. 00029274F1
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. ENEL Società per Azioni
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]*

(b)  [   ]

*ENEL Società per Azioni and Enel Energy Europe Società a Responsabilità Limitata, which is a wholly owned subsidiary of ENEL S.p.A., share voting and dispositive power for 264,401,597 ordinary shares, nominal value €1.20 each, and are members of a group and have jointly filed this statement on Schedule 13D.  ENEL S.p.A. and Enel Energy Europe S.r.L. also may be deemed to be part of a group with Acciona, S.A. and Finanzas Dos, S.A. as a result of the Cooperation Agreement described in Item 4 of this statement on Schedule 13D.  In addition, ENEL S.p.A. and Enel Energy Europe S.r.L., and Acciona, S.A. and Finanzas Dos, S.A. may be deemed to be part of a group with E.ON Aktiengesellschaft as a result of the Settlement Agreement described in Item 4 of this statement on Schedule 13D.  However, neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by ENEL S.p.A. or Enel Energy Europe S.r.L. that it is the beneficial owner of any ordinary shares held by Acciona, S.A., Finanzas Dos, S.A. or E.ON Aktiengesellschaft for the purposes of Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, and ENEL S.p.A. and Enel Energy Europe S.r.L. expressly disclaim such beneficial ownership.

3	SEC USE ONLY
4	SOURCE OF FUNDS WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 264,401,597**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 264,401,597**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,401,597**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.97%**(***)
14	TYPE OF REPORTING PERSON CO

**

Does not include 222,714,523 ordinary shares that are beneficially owned by Acciona, S.A. and Finanzas Dos, S.A., as reported in Amendment No. 14 to the statement on Schedule 13D filed on March 26, 2007 by Acciona, S.A. and Finanzas Dos, S.A., of which (a) 10,964,099 ordinary shares are held by Acciona, S.A. and (b) 211,750,424 ordinary shares are held by Finanzas Dos, S.A.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by ENEL S.p.A. or Enel Energy Europe S.r.L. that it is the beneficial owner of any ordinary shares held by Acciona, S.A., Finanzas Dos, S.A. or E.ON Aktiengesellschaft or Caja de Ahorros y Monte de Piedad de Madrid for purposes of Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, and ENEL S.p.A. and Enel Energy Europe S.r.L. expressly disclaim such beneficial ownership.

***

Based on 1,058,752,117 ordinary shares, nominal value €1.20 each, of Endesa, S.A. outstanding as reported in the CNMV - Comisión Nacional del Mercado de Valores website.  Figure rounded.  The actual percentage is 24.973% as of the date of this statement on Schedule 13D.

CUSIP NO. 00029274F1
1	NAME OF REPORTING PERSON I.R.S. IDENTIFICATION NO. Enel Energy Europe Società a Responsabilità Limitata
2

CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

(a)  [X]*

(b)  [   ]

*ENEL Società per Azioni and Enel Energy Europe Società a Responsabilità Limitata, which is a wholly owned subsidiary of ENEL S.p.A., share voting and dispositive power for 264,401,597 ordinary shares, nominal value €1.20 each, and are members of a group and have jointly filed this statement on Schedule 13D.  ENEL S.p.A. and Enel Energy Europe S.r.L. also may be deemed to be part of a group with Acciona, S.A. and Finanzas Dos, S.A. as a result of the Cooperation Agreement described in Item 4 of this statement on Schedule 13D.  In addition, ENEL S.p.A. and Enel Energy Europe S.r.L., and Acciona, S.A. and Finanzas Dos, S.A. may be deemed to be part of a group with E.ON Aktiengesellschaft as a result of the Settlement Agreement described in Item 4 of this statement on Schedule 13D.  However, neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by ENEL S.p.A. or Enel Energy Europe S.r.L. that it is the beneficial owner of any ordinary shares held by Acciona, S.A., Finanzas Dos, S.A. or E.ON Aktiengesellschaft for the purposes of Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, and ENEL S.p.A. and Enel Energy Europe S.r.L. expressly disclaim such beneficial ownership.

3	SEC USE ONLY
4	SOURCE OF FUNDS WC, BK
5	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(D) OR 2(E) [ ]
6	CITIZENSHIP OR PLACE OF ORGANIZATION Italy
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 0
	8	SHARED VOTING POWER 264,401,597**
	9	SOLE DISPOSITIVE POWER 0
	10	SHARED DISPOSITIVE POWER 264,401,597**
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 264,401,597**
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES [X]
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 24.97%**(***)
14	TYPE OF REPORTING PERSON CO

**

Does not include 222,714,523 ordinary shares that are beneficially owned by Acciona, S.A. and Finanzas Dos, S.A., as reported in Amendment No. 14 to the statement on Schedule 13D filed on March 26, 2007 by Acciona, S.A. and Finanzas Dos, S.A., of which (a) 10,964,099 ordinary shares are held by Acciona, S.A. and (b) 211,750,424 ordinary shares are held by Finanzas Dos, S.A.  Neither the filing of this statement on Schedule 13D nor any of its contents shall be deemed to constitute an admission by ENEL S.p.A. or Enel Energy Europe S.r.L. that it is the beneficial owner of any ordinary shares held by Acciona, S.A., Finanzas Dos, S.A. or E.ON Aktiengesellschaft for purposes of Section 13(d) of the U.S. Securities Exchange Act of 1934, as amended, and ENEL S.p.A. and Enel Energy Europe S.r.L. expressly disclaim such beneficial ownership.

***

Based on 1,058,752,117 ordinary shares, nominal value €1.20 each, of Endesa, S.A. outstanding as reported in the CNMV - Comisión Nacional del Mercado de Valores website.  Figure rounded.  The actual percentage is 24.973% as of the date of this statement on Schedule 13D.

This Amendment No. 14 (“Amendment No. 14”) amends and supplements the statement on Schedule 13D (as previously amended from time to time, the “Schedule 13D”) filed by ENEL Società per Azioni (“ENEL”) and Enel Energy Europe Società a Responsabilità Limitata (“EEE” and together with ENEL, the “Reporting Persons”), pursuant to a Joint Filing Agreement filed with the original Schedule 13D on March 9, 2007, with respect to the ordinary shares, nominal value €1.20 each (a “Share”), and the American Depositary Shares (the “ADSs”), each representing the right to receive one Share of Endesa, S.A. (“Endesa” or the “Issuer”).  Capitalized terms used and not defined in this Amendment No. 14 have the meanings set forth in the Schedule 13D.  Except as specifically provided herein, this Amendment No. 14 does not modify any of the information previously reported in the Schedule 13D.  This Amendment No. 14 is being filed for the purpose of publicly disclosing certain important developments in connection with the Reporting Person’s investment in Endesa.

Item 3.  Source and Amount of Funds or Other Consideration.

On June 1, 2007, EEE requested that the Share Swap Transactions be terminated pursuant to their respective terms with settlement by physical delivery of the Shares upon payment by EEE of an amount per Share at €39.00 per Share.  This settlement was funded with drawdowns under the Credit Facility Agreement, a copy of which is attached to this Schedule 13D as Exhibit 99.31.  Accordingly, pursuant to the Share Swap Transactions, UBS Limited and Mediobanca deposited Shares underlying the respective Share Swap Transactions (158,601,597 Shares in the aggregate) in a security deposit account held by EEE.

Item 5.  Interest in Securities of the Issuer.

Item 5 is hereby amended to add the following supplemental information:

Item 3 of this Amendment No. 14 is hereby incorporated herein by reference.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following supplemental information:

Item 3 of this Amendment No. 14 is hereby incorporated herein by reference.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated:  June 7, 2007

ENEL Società per Azioni

By:

/s/ Fulvio Conti
Name:

Fulvio Conti
Title:

Chief Executive Officer

Enel Energy Europe Società a Responsabilità Limitata

By:

  /s/ Claudio Machetti
Name:

Claudio Machetti
Title:

Director

IMPORTANT INFORMATION

This filing (including the exhibits to this filing) does not constitute an offer to sell or an offer to buy any securities or a solicitation of any vote or approval.  Endesa, S.A. investors and security holders are urged to read the prospectus and U.S. tender offer statement from Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A. and/or Finanzas Dos, S.A. regarding the proposed tender offer for Endesa securities when they become available, because they will contain important information. The prospectus and certain complementary documentation for the tender offer have been filed in Spain with the Comisión Nacional del Mercado de Valores (the “CNMV”) and a pending approval by the CNMV. Likewise, if a tender offer is extended in the United States, a U.S. tender offer statement will be filed in the United States with the U.S. Securities and Exchange Commission (the “SEC”).  Investors and security holders may obtain a free copy of the prospectus (when it is available) and its complementary documentation from Enel S.p.A., Acciona, S.A., Endesa, S.A. and the four Spanish Stock Exchanges. The prospectus will also be available on the websites of the CNMV (www.cnmv.es). Likewise, investors and security holders may obtain a free copy of the U.S. tender offer statement (when it is available) and other documents filed by Enel S.p.A., Enel Energy Europe S.r.L., Acciona, S.A. and Finanzas Dos, S.A. with the SEC on the SEC’s web site at www.sec.gov.  The availability of the tender offer to Endesa, S.A. shareholders who are not resident in and citizens of Spain or the United States may be affected by the laws of the relevant jurisdictions in which they are located or of which they are citizens. Such persons should inform themselves of, and observe, any applicable legal or regulatory requirements of their jurisdictions.

Enel S.p.A., Enel Energy Europe S.r.L., their affiliates and their agents may purchase or arrange to purchase securities of Endesa, S.A. outside of any tender offer they may make for such securities, but only if permitted to do so by the laws and regulations of Spain (including receipt of approval by the CNMV of any such purchase or arrangement to purchase, if required by such laws and regulations).  In connection with any such purchase or arrangement to purchase, Enel S.p.A. and Enel Energy Europe S.r.L. will disseminate information regarding any such purchase or arrangement to purchase by filing a current report (hecho relevante) with the CNMV, an English translation of which will be filed with the SEC and Enel S.p.A., Enel Energy Europe S.r.L., their affiliates and their agents will rely on, and comply with the other conditions of, the class exemptive relief from Rule 14e-5 under the U.S. Securities Exchange Act of 1934, as amended, granted by the SEC on March 2, 2007.  In addition, Enel S.p.A., Enel Energy Europe S.r.L., their affiliates and their agents may enter into agreements (including hedging transactions) with respect to securities of Endesa, S.A. if permitted to do so by the laws and regulations of Spain (including receipt of approval by the CNMV of any such agreements, if required by such laws and regulations).

FORWARD-LOOKING STATEMENTS

This filing may contain forward-looking statements. Forward-looking statements may be identified by words such as “expects”, “anticipates”, “intends”, “plans”, “believes”, “seeks”, “estimates”, “will” or words of similar meaning and include, but are not limited to, statements about the expected future business of Enel, S.p.A. or Endesa, S.A. resulting from and following the proposed transaction. These statements are based on the current expectations of Enel S.p.A.’s management, and are inherently subject to uncertainties and changes in circumstances. Among the factors that could cause actual results to differ materially from those described in the forward-looking statements are factors relating to satisfaction of the conditions to the proposed transaction, and changes in global, political, economic, business, competitive, market and regulatory forces. Enel S.p.A. and Enel Energy Europe S.r.L. do not undertake any obligation to update the forward-looking statements to reflect actual results, or any change in events, conditions, assumptions or other factors.

INDEX OF EXHIBITS

Exhibit	Description
10.1.

English translation of the agreement by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L., dated March 26, 2007, regarding the development of a joint management project for Endesa, S.A. incorporated herein by reference to Exhibit 10.16 of the amendment no. 15 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on March 28, 2007.

10.2.

Agreement by and among ENEL S.p.A, Acciona, S.A. and E.ON AG, dated April 2, 2007 regarding the settlement of their conflicts and certain other matters relating to Endesa, S.A. incorporated herein by reference to Exhibit 99.41 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

10.3.

English Translation of Amendment, dated April 2, 2007, to the Cooperation Agreement, dated March 26, 2007, regarding the development of a joint ownership project for Endesa, S.A., by and between Acciona, S.A., Finanzas Dos, S.A., ENEL S.p.A. and Enel Energy Europe S.r.L. incorporated herein by reference to Exhibit 99.42 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

99.1.	Joint Filing Agreement between ENEL S.p.A. and Enel Energy Europe S.r.L. dated March 9, 2007.[1]
99.2.	Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.[1]
99.3.

Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of UBS Limited in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.[1]

99.4.	Share Swap Transaction dated March 1, 2007 between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.[1]
99.5.

Guarantee dated March 1, 2007 by ENEL S.p.A. in favor of Mediobanca - Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 48,488,949 ordinary shares of Endesa, S.A.[1]

99.6.	Share Swap Transaction dated March 2, 2007 between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.[1]
99.7.

Guarantee dated March 2, 2007 by ENEL S.p.A. in favor of Mediobanca - Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 4,500,000 ordinary shares of Endesa, S.A.[1]

99.8.	International Swaps & Derivatives Association, Inc. Master Agreement.[1]
99.9.	Brokerage Agreement dated February 27, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of 105,800,000 ordinary shares of Endesa, S.A.[1]
99.10.	Structuring Fee Agreement dated March 1, 2007, between Enel Energy Europe S.r.L. and UBS Limited in respect of share swap transactions for ordinary shares of Endesa, S.A.[1]
99.11.

Press releases issued by ENEL S.p.A., dated February 27, 2007 and February 28, 2007, respectively, incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on February 28, 2007.

Exhibit	Description
99.12.	Press release issued by ENEL S.p.A., dated February 28, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.
99.13.	Press release issued by ENEL S.p.A., dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 1, 2007.
99.14.	Press releases issued by ENEL S.p.A., both dated March 1, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.
99.15.	Press release issued by ENEL S.p.A., dated March 2, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 2, 2007.
99.16.	Share Swap Transaction dated March 12, 2007 between Enel Energy Europe S.r.L. and Mediobanca – Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.[2]
99.17.

Guarantee dated March 12, 2007 by ENEL S.p.A. in favor of Mediobanca – Banca di Credito Finanziario S.p.A. in respect of liabilities arising from the Share Swap Transaction between Enel Energy Europe S.r.L. and Mediobanca - Banca di Credito Finanziario S.p.A. in respect of 31,500,000 ordinary shares of Endesa, S.A.[2]

99.18.	Press release issued by ENEL S.p.A., dated March 12, 2007 incorporated herein by reference to the Form 6-K filed by ENEL S.p.A. with the Securities and Exchange Commission on March 12, 2007.
99.19.	Amended and Restated Share Swap Transaction dated March 13, 2007 between Enel Energy Europe S.r.L. and UBS Limited in respect of 74,112,648 ordinary shares of Endesa, S.A.[3]
99.20.	English translation of press release by ENEL S.p.A. dated March 23, 2007 regarding the negotiations of ENEL S.p.A. with Acciona, S.A.[4]
99.21.	Press release, dated March 26, 2007, issued by Acciona, S.A. and ENEL S.p.A. regarding Cooperation Agreement dated March 26, 2007.[5]
99.22.	Current report filed on March 26, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV regarding the Cooperation Agreement attached as Exhibit 10.1 hereto.[5]
99.23.	Resolution of the Spanish Comisión Nacional del Mercado de Valores – CNMV dated March 23, 2007 and English translation thereof.[6]
99.24.

English translation of the communication of the Spanish Comisión Nacional del Mercado de Valores – CNMV regarding the agreement between Acciona, S.A. and ENEL S.p.A. over Endesa, S.A., dated March 26, 2007.[6]

99.25.	Complaint filed on March 26, 2007 by E.ON AG, E.ON Zwölfte Verwaltungs GmbH and BKB AG against ENEL S.p.A. and Enel Energy Europe S.r.L. (Civil Action 07 CV 2446).[6]
99.26.

Joint press release of ENEL S.p.A. and Acciona, S.A. announcing the Settlement Agreement, dated April 2, 2007 incorporated herein by reference to Exhibit 99.41 of the Amendment No. 16 to the statement on Schedule 13D filed by Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 2, 2007.

99.27.

Current report filed on April 2, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV regarding the Settlement Agreement between ENEL S.p.A., Acciona, S.A. and E.ON AG dated April 2, 2007.[7]

99.28.	Press release of ENEL S.p.A. dated April 10, 2007 announcing the resolution of the board of

Exhibit	Description
directors of ENEL S.p.A. to launch a joint tender offer with Acciona, S.A. for Endesa, S.A.[8]
99.29.	Current reports filed on April 11, 2007 by Enel Energy Europe S.r.L. and Acciona, S.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV regarding the joint tender offer.[9]
99.30.	Joint press release of ENEL S.p.A. and Acciona, S.A. dated April 11, 2007, announcing the joint tender offer.[9]
99.31.

EUR35,000,000 Credit Facility Agreement between ENEL S.p.A., Enel Finance International S.A., Banco Santander Central Hispano, S.A., Bayerische Hypo-und Vereinsbanks AG, Milan Branch, Intesa Sanpaolo S.p.A., Mediobanca – Banca di Credito Finanziario S.p.A. and UBS Limited dated April 10, 2007.[10]

99.32.

Press release of ENEL S.p.A. dated April 27, 2007, announcing that the Spanish energy regulator, Comisión Nacional Energía, authorized Enel Energy Europe S.r.L. to acquire up to 24.99% of the share capital of Endesa, S.A, incorporated herein by reference to Exhibit 99.27 of the Schedule TO-C filed by ENEL S.p.A., Enel Energy Europe S.r.L, Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on April 27, 2007.[11]

99.33.	English translation of Spanish Comisión Nacional Energía – CNE authorization dated April 26, 2007.[11]
99.34.

Current report filed on May 3, 2007 by ENEL S.p.A. and Acciona S.A. with the Spanish Comisión Nacional del Mercado de Valores – CNMV regarding the request for authorization to acquire the shares tendered from Endesa, S.A. resulting from the joint tender offer.[12]

99.35.

Press release of ENEL S.p.A. dated May 3, 2007, announcing the request for authorization from the Spanish Comisión Nacional del Mercado de Valores – CNMV to acquire the shares tendered from Endesa, S.A. resulting from the joint tender offer, incorporated herein by Exhibit 99.28 of the Schedule TO-C filed by ENEL S.p.A., Enel Energy Europe S.r.L, Acciona, S.A. and Finanzas Dos, S.A. with the Securities and Exchange Commission on May 3, 2007.

99.36.

English translation of the current report filed on May 17, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores announcing the authorization from the Spanish Cabinet of Ministers to exercise voting rights to a maximum of 24.99% of the share capital of Endesa, S.A., incorporated herein by reference to Exhibit 99.32 of the Schedule TO-C filed by ENEL S.p.A., Enel Energy Europe S.r.L., Acciona S.A. and Finanzas Dos S.A. with the Securities and Exchange Commission on May 17, 2007.

99.37.

Press release of ENEL S.p.A. dated May 17, 2007, announcing the authorization from the Spanish Cabinet of Ministers to exercise voting rights to a maximum of 24.99% of the share capital of Endesa, S.A., incorporated herein by reference to Exhibit 99.33 of the Schedule TO-C filed by ENEL S.p.A., Enel Energy Europe S.r.L., Acciona S.A. and Finanzas Dos S.A. with the Securities and Exchange Commission on May 17, 2007.

99.38.

English translation of the current report filed on June 1, 2007 by ENEL S.p.A. with the Spanish Comisión Nacional del Mercado de Valores announcing the termination of the share swap transactions with UBS Limited and Mediobanca – Banca di Credito Finanziario.[13]

99.39.	Press release of ENEL S.p.A. dated June 1, 2007, announcing the termination of the share swap transactions with UBS Limited and Mediobanca – Banca di Credito Finanziario.[13]

-------------------------------------

1  Previously filed with the Original Schedule 13D.

2  Previously filed with Amendment No. 1 to the Original Schedule 13D.

3  Previously filed with Amendment No. 2 to the Original Schedule 13D.

4  Previously filed with Amendment No. 3 to the Original Schedule 13D.

5  Previously filed with Amendment No. 4 to the Original Schedule 13D.

6  Previously filed with Amendment No. 5 to the Original Schedule 13D.

7  Previously filed with Amendment No. 6 to the Original Schedule 13D.

8  Previously filed with Amendment No. 7 to the Original Schedule 13D.

9  Previously filed with Amendment No. 8 to the Original Schedule 13D.

10  Previously filed with Amendment No. 9 to the Original Schedule 13D.

11  Previously filed with Amendment No. 10 to the Original Schedule 13D.

12  Previously filed with Amendment No. 11 to the Original Schedule 13D.

13  Previously filed with Amendment No. 13 to the Original Schedule 13D.